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June 13, 2022	vedderprice.com

VIA ELECTRONIC MAIL AND EDGAR TRANSMISSION	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Initial Registration Statement on Form S-3 (File No. 333-263495)— Brighthouse Shield® Level Select 3-Year Annuity

Initial Registration Statement on Form S-3 (File No. 333-263492)— Brighthouse Shield® Level Select 6-Year Annuity

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC” or the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on May 11, 2022 with regard to the registration statements on Form S-3 (each, a “Registration Statement” and together, the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on March 11, 2022 which relate to (1) Brighthouse Shield® Level Select 6-Year Annuity (“6-Year Annuity”); and (2) Brighthouse Shield® Level Select 3-Year Annuity (“3-Year Annuity”), individual single premium deferred index-linked separate account annuity contracts (each a “Contract” and together, the “Contracts”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statements. Unless indicated otherwise, page references herein are to the Registration Statement for the 3-Year Annuity.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure to the Registration Statement, the relevant changed pages are filed herewith.

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Mr. Sonny Oh

June 13, 2022

1.	General—Applicability of Staff Comments to Each Registration Statement

Comment:    Each of the Staff’s comments to the 3-Year Annuity should be assumed to apply to 6-Year Annuity.

Response:    The Registrant acknowledges the foregoing and has assumed that each of the Staff’s comments apply to both Registration Statements and, to the extent a disclosure revision has been made to the 3-Year Annuity, a conforming revision has been made to the 6-Year Annuity, unless specifically noted otherwise.

2.	General—Supplement Approach to Describing Performance Lock

Comment:    Please incorporate the prospectus supplement’s disclosures into the body of the applicable prospectus or explain supplementally to the Staff the basis for continuing to include disclosures in a supplement. The Staff would have expected the prospectus supplement’s disclosures to be incorporated into the body of the applicable prospectus in the ordinary course, such as is done for annual registration statement updates.

Response:    The Registrant has purposefully retained disclosures regarding the Performance Lock within a prospectus supplement for sake of clarity. In this regard, the Registrant notes that—as disclosed in the supplement—certain definitions and calculations have different meanings when applied to the Performance Lock than as used in the prospectus generally. The Registrant believes that the most effective manner of communicating clearly the operation and features of the Performance Lock is to retain the discussion in a separate supplement rather than trying to integrate the Performance Lock disclosures into the body of the prospectus, requiring alternate meanings for certain defined terms, among other things. Moreover, the Registrant is not aware of any requirement that the Performance Lock disclosures be incorporated into the prospectus. For these reasons, the Registrant respectfully declines to incorporate the supplement’s disclosures into the body of the prospectus.

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Mr. Sonny Oh

June 13, 2022

3.	General—Facing Sheet

Comment:    The Staff notes that the facing sheets do not appear to include disclosure relating to Rule 429 under the Securities Act. Per Rule 429(b), if a registration statement containing a combined prospectus shall act, upon effectiveness, as a post-effective amendment to an earlier registration statement, the registrant must identify any earlier registration statement to which the combined prospectus relates by setting forth the Commission file number at the bottom of the facing page of the latest registration statement. Please include the required disclosure or confirm that the Registrant is not relying on Rule 429.

Response:    The Registrant had added the required disclosure in connection with its reliance on Rule 429 under the Securities Act.

4.	General—Calculation of Filing Fee Tables Exhibit

Comment:    Please review and, as appropriate, revise the Filing Fee exhibit for clarity. The Staff notes that it is unclear whether the Registrant’s use of “X” in certain cells means that the value/figure at issue is “0” or “Not Applicable.”

Response:    The Registrant has revised the Filing Fee exhibit in response to the Staff’s comment.

5.	General—Effective Date of Registration Statements

Comment:    As a reminder, to the extent that the Registrant desires to request acceleration of the effective date of the Registration Statements, please file an acceleration request of the Registrant and its principal underwriter pursuant to the requirements of Rule 461 under the Securities Act.

Response:    The Registrant acknowledges the Staff’s comment and confirms that it will file an acceleration request consistent with the requirements of Rule 461 under the Securities Act.

6.	Item 16 Exhibits—Powers of Attorney

Comment:    The Staff notes that the powers of attorney (“POAs”) filed as an exhibit to the Registration Statements do not include a cross-reference to the appropriate 1933 Act file numbers. Please provide revised POAs, to the extent necessary, to ensure that the POAs cite the appropriate file numbers.

Response:    The Registrant confirms that it will file revised POAs if necessary to include the correct references to each Registration Statement’s 1933 Act file number.

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Mr. Sonny Oh

June 13, 2022

7.	Item 16 Exhibits—Opinion and Consent of Counsel

Comment:    Please ensure that, when filed in connection with each pre-effective amendment to the Registration Statements, that the opinion of counsel regarding legality includes or is accompanied by the consent of counsel. The Staff notes that such exhibit remains subject to the Staff’s review upon filing.

Response:    The Registrant confirms that the Opinion of Counsel will include counsel’s consent. The Registrant acknowledges that the Opinion and Consent of Counsel remains subject to the Staff’s review upon filing.

8.	Item 16 Exhibits—Auditor Consent

Comment:    Please confirm that the Registrant will file the Consent of Independent Registered Public Accounting Firm by amendment. The Staff notes that such exhibit remains subject to the Staff’s review upon filing.

Response:    The Registrant acknowledges that the Consent of Independent Registered Public Accounting Firm will be filed by amendment and remains subject to the Staff’s review upon filing.

9.	Item 16 Exhibits—Hyperlinks

Comment:    Please ensure that each exhibit identified in Part II includes an active hyperlink. As a reminder, (i) each exhibit identified in Part II and (ii) other information incorporated by reference must be hyperlinked.

Response:    The Registrant acknowledges the Staff’s comment and will ensure that all exhibits and other information incorporated by reference include an active hyperlink.

10.	Independent Registered Public Accounting Firm; Information Incorporated by Reference (page 51, 52)

Comment:    Please ensure that all required information in the above-captioned sections is included in the pre-effective amendments to each Registration Statement and that any other outstanding disclosure items—such as any section identified as “[TO BE UPDATED BY AMENDMENT]”—are completed and finalized.

Response:    The Registrant confirms that the above-captioned sections will be completed and any other outstanding disclosure items will be finalized in the pre-effective amendment filing.

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Mr. Sonny Oh

June 13, 2022

11.	Cover Page of Prospectuses—Date

Comment:    Please ensure that the date of each prospectus is dated approximately as of the effective date of the applicable Registration Statement, consistent with Rule 423 under the Securities Act.

Response:    The Registrant confirms that each prospectus will be dated approximately as of the effective date of the applicable Registration Statement, consistent with Rule 423 under the Securities Act.

12.	Prospectus Supplement—Hyperlinks to Current Prospectuses

Comment:    On the first page of the Supplement, the second sentence of the second paragraph indicates that each prospectus “is available here.” Please ensure that the intended hyperlink to each prospectus is active in the electronic version of the Supplement.

Response:    The Registrant will ensure that each hyperlink to the prospectus is active in the electronic version of the Supplement.

13.	Prospectus Supplement—General

Comment:    On the first page of the Supplement, the fourth sentence of the second paragraph states “This supplement incorporates the prospectus by reference.” Please revise the foregoing to refer to the prospectuses.

Response:    The Registrant has revised the disclosure as requested.

14.	Prospectus Supplement—Examples

(a)    Comment:    On page 4, in the first paragraph under the sub-caption: Example 1—Calculating your Investment Amount, please revise the second sentence—which refers to “Both examples assume…etc.”—to either “Each example assumes…etc.” or “The examples assume…etc.” The Staff notes that Example 1 includes Examples 1A, 1B and 1C—i.e., three examples.

(a)    Response:    The Registrant has revised the disclosure in response to the Staff’s comment.

(b)    Comment:    On page 4, in the first paragraph under the sub-caption: Example 1—Calculating your Investment Amount, the Staff notes that the second withdrawal percentage has been changed from 50% to 20% of the Investment Amount. Please confirm the accuracy of this change. In this connection, the Staff notes that while this withdrawal percentage has been changed, none of the figures presented in the example have been similarly modified.

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Mr. Sonny Oh

June 13, 2022

(b)    Response:    The Registrant notes that the percentage at issue was changed inadvertently and has been adjusted back to 50%.

(c)    Comment:    On page 8, in footnote (8) to Example 1C, the calculation of the Withdrawal Charge Amount is presented with a 7% Withdrawal Charge percentage. The Staff notes that while the 7% is accurate as to the 6-Year Annuity, it is inaccurate as to the 3-Year Annuity, which should be presented as 6%. Please review the footnote and revise it as necessary for accuracy. Consider including separate examples for each Annuity. The Staff further notes that the same issue appears in footnote (8) to Example 2C on page 11. Please similarly review and revise the disclosure as necessary.

(c)    Response:    The Registrant has included clarifying disclosures in response to the Staff’s comment.

As always, we appreciate the Staff’s review of and comments on the Registration Statements. Please contact the undersigned at (202) 312-3331 or Nathaniel Segal at (312) 609-7747, with questions or comments.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder

WTC

cc:	Michele H Abate, Vice President and Associate General Counsel, Brighthouse Financial, Inc.
Jocelyn Norman, Corporate Counsel, Brighthouse Financial, Inc.
Nathaniel Segal, Shareholder, Vedder Price P.C.

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